Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

September 12, 2023

Ms. Rachel Loko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-273239
Reorganization of Soundwatch Hedged Equity ETF

Dear Ms. Loko and Ms. Miller:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on July 25, 2023, August 8, 2023, and September 11, 2023, with respect to the Trust’s information statement/prospectus filed on Form N-14 on July 13, 2023 (the “Information Statement/Prospectus”), in connection with the reorganization of the Soundwatch Hedged Equity ETF (the “Target ETF”), a series of Trust for Advised Portfolios, into the Soundwatch Hedged Equity ETF (the “Acquiring ETF”), a separate shell series of the Trust that has been registered in connection with the reorganization to facilitate the ongoing operations of the Target ETF as a series of the Trust. For your convenience the comments have been reproduced below in bold typeface immediately followed by the Trust’s response.
Comment 1. Please explain in correspondence whether there will be any potential loss or limitation on the use of capital loss carryforwards as a result of the reorganization.
Response: The Trust confirms that there will be no loss or limitation and there is no potential loss or potential limitation on the use of capital loss carryforwards as a result of the reorganization.
Comment 2. Please fill in all missing information.
Response: The Trust has included all missing information.
Comment 3. Please delete the heading “Important Notice of Availability of Information Statement/Prospectus” as it is not applicable to information statements.
Response: The Trust has made the requested change.
Comment 4. Please add to the end of second paragraph of the “Overview” section, (i) disclosure comparing the distribution and purchase procedures and exchange rights and redemption procedures of the Target ETF and the Acquiring ETF, and (ii) a notice that the reorganization will be tax free.
Response: The Trust has made the requested change.
Comment 5. With respect to the “Principal Investment Risks of the Target ETF and Acquiring ETF in the “Comparison of Investment Objective, Strategies, Risks and Restrictions” section, please reorder the risks to match the order in which they are shown in the Acquiring ETF’s prospectus.
Response: The Trust has made the requested change.

Comment 6. With respect to the investment policy regarding industry concentration, please ensure that the language matches what is disclosed in the effective prospectus for the Acquiring ETF.
Response: The Trust has revised the investment policy so that the language matches what is disclosed in the effective prospectus for the Acquiring ETF.
Comment 7. In the “Fees and Expenses” section, please bold the last sentence before the table that states, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.”
Response: The Trust has made the requested change.
Comment 8. Please add the year-to-date performance information for the Target ETF before the “Average Annual Total Returns” table.
Response: The Trust has added the requested information.
Comment 9. Regarding the “Board Considerations” section, did the Board consider the reorganization of the Target ETF out of the Trust given the pending litigation involving Infinity Q? Please disclose such considerations in the “Board Considerations” section and elsewhere in the Information Statement/Prospectus when the benefits of the reorganization are discussed. If the board did not consider this factor, please supplementally explain why not.
Response: The Trust has added disclosures related to additional considerations made by the Board.
Comment 10. In the “Federal Tax Consequences Section,” please indicate which law firm will be providing the tax opinion.
Response: The Trust has made the requested change.
Comment 11. With respect to the “Legal Matters” section, please provide consent to the inclusion of counsel’s name as an exhibit to the Information Statement/Prospectus.
Response: The Trust confirms that it will include a consent to the use of counsel’s name in the pre-effective amendment filing.
Comment 12. Please delete references to the Target ETF’s SAI in the Statement of Additional Information.
Response: The Trust has deleted the references to the Target ETF’s SAI.
Comment 13. The indemnification provision in the Trust’s Agreement and Declaration of Trust is referenced in the “Indemnification” section of “Part C.” Please note that the indemnification provision should be disclosed and please state the effect of any contract, arrangement, or statute that ensures or indemnifies any director, officer, underwriter, or affiliate of the Acquiring ETF.
Response: The Trust has added the requested language to the Indemnification section of Part C.
Comment 14. Please note that a new consent of the independent registered public accounting firm is needed with the pre-effective amendment filing.
Response: The Trust confirms that it will include a new consent of the independent registered public accounting firm in the pre-effective amendment filing.
Comment 15. Please clarify in the Information Statement/Prospectus how the reorganization will allow the Target ETF to benefit from greater economies of scale.
Response: The following disclosure has been added to clarify how the reorganization will allow the Target ETF to benefit from greater economies of scale:
It is anticipated that AMP Trust will grow to a greater number of investment advisers and funds, as well as greater net assets, than the TAP Trust, which would enable each series of the AMP Trust, including the Acquiring ETF, to benefit from spreading certain fixed expenses of operating the AMP Trust across a greater number of funds and greater net assets than the TAP Trust.

The following disclosure has been added to the fourth bullet under the section entitled “Board Considerations”:
The Board noted that the AMP Trust was expected to grow to a greater number of investment advisers and funds, as well as greater net assets, than the TAP Trust, which would enable each series of the AMP Trust, including the Acquiring ETF, to benefit from spreading certain fixed expenses of operating the AMP Trust across a greater number of funds and greater net assets than the TAP Trust.
Comment 16. With respect to the references that service providers will pay the expenses related to the cost of the reorganization, please identify in the Information Statement/Prospectus which service providers will be paying those expenses.
Response: The Trust has updated the eighth bullet point under “Board Considerations” and the following disclosure has been added to the section entitled “Costs and Expenses of the Reorganization”:
The Trust’s administrator will bear the costs associated with the organization of the Acquiring ETF and the preparation of this Information Statement/Prospectus for the Reorganization, among other expenses.
If you have any questions or comments, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Advisor Managed Portfolios
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